UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Maeda Kensetsu Kogyo Kabushiki Kaisha Maeda Douro Kabushiki Kaisha Kabushiki Kaisha Maeda Seisakusho
(Name of Subject Company)
Maeda Corporation Maeda Road Construction Co., Ltd. Maeda Seisakusho Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Maeda Corporation Maeda Road Construction Co., Ltd. Maeda Seisakusho Co., Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

Maeda Corporation

Attn: Shinya Sakaguchi

2-10-2, Fujimi, Chiyoda-ku, Tokyo 102-8151, Japan

+81-3-3265-5131

Maeda Road Construction Co., Ltd.

Attn: Yuji Yamada

1-11-3 Osaki, Shinagawa-ku, Tokyo 141-8665, Japan

+81-3-5487-0020

Maeda Seisakusho Co., Ltd.

Attn: Kazuhiko Yamaguchi

No.1095, Onbegawa, Shinonoi, Nagano-City, Nagano Prefecture 388-8522, Japan

+81-26-292-2222

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice on Execution of a Memorandum of Understanding Regarding Management Integration of Maeda Corporation, Maeda Road Construction Co., Ltd., and Maeda Seisakusho Co., Ltd. by Establishment of a Joint Holding Company, dated February 24, 2021 (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Maeda Corporation submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated February 24, 2021.

Maeda Road Construction Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated February 24, 2021.

Maeda Seisakusho Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated February 24, 2021.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Maeda Corporation

/s/ Soji Maeda
Name:	Soji Maeda
Title:	President and Representative Director

Date: February 24, 2021

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Maeda Road Construction Co., Ltd.

/s/ Yasuhiko Imaizumi
Name:	Yasuhiko Imaizumi
Title:	President & CEO

Date: February 24, 2021

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Maeda Seisakusho Co., Ltd.

/s/ Masahiko Ichigi
Name:	Masahiko Ichigi
Title:	Director and Senior Managing Executive Officer

Date: February 24, 2021